Reply to: Virgil Z. Hlus Direct Tel: 604.891.7707 Email: vzh@cwilson.com File No: 41927-0001

December 12, 2014
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549
 USA
Attention:	Larry Spirgel, Assistant Director
Dear Sirs:
Re: bBooth, Inc. (the "Company") Amendment No. 1 to Current Report on Form 8-K Filed December 1, 2014 File No. 333-187782
We are counsel to the Company. We write in response to your letter of December 5, 2014 to Rory J. Cutaia, Chairman and Chief Executive Officer of the Company.  The Company's responses are numbered in a manner that corresponds with your comments.
Description of Business, page 3
1.	We note your statement that you had previously deployed a booth in the Ontario Mills Mall. Please disclose during what period this booth was deployed and the reason for the termination of that deployment, for example whether the mall owner chose not to renew the lease. Also disclose when the booth at West Topanga Shopping Center was deployed, as well as the general locations of the eight deployments that are currently under negotiation.
The Form 8-K has been amended to disclose the period when the booth was deployed in the Ontario Mills Mall and the reason for the relocation of that deployment. The Form 8-K has also been amended to disclose the date of deployment of the booth at the West Topanga Shopping Center as well as the locations which are under negotiations. (See pages 4 and 5)
2.	Please revise the second paragraph under "Overview" to avoid the implication that you have two current active booths. Delete the word "currently." Also, the word "embraced" seems inappropriate given the brief period of the deployment in the Ontario Mills Mall.
The Form 8-K has been amended to delete the word "currently". The Company has deleted the sentence which contained the word "embraced". (See page 4)

3.	We note your response to comment 1 in our prior comment letter dated November 18, 2014. We note the statement that your operation is "expected to be nationwide," which suggests that this outcome is all but certain. Please revise to clarify that this is merely the company's aspiration. Also, please delete the phrase "booths are being deployed in shopping malls," as we mentioned in the prior comment.
The Form 8-K has been amended to clarify that it is the Company's aspiration to have a nationwide bBooth retail operation. The Form 8-K has also been amended to delete the phrase "booths are being deployed in shopping malls". (See pages 1 and 4)
4.	When you state that you expect the booths to be placed in prominent areas of the mall, please disclose where the current and previous booths were located in their respective shopping centers.
The Form 8-K has been amended to disclose the location of the booth in the Westfield Shopping Center and the Ontario Mills Mall. (See pages 4 and 5)
5.	We note the lease with Westfield Topanga Shopping center is set to end in less than two months. If you have grounds for believing that the lease will either be renewed or terminated, please disclose this, along with the grounds for your belief.
The Form 8-K has been amended to disclose that the Company anticipates moving the booth to another mall upon expiry of the lease. (See page 4)
Management Discussion and Analysis of Financial Condition
and Results of Operations, page, 20
6.	Please revise and include the MD&A as found in your November 12, 2014 Form 8-K/A discussing and analyzing the results of operations for the periods ended September 30, 2014 and 2013, respectively.
The Form 8-K has been amended to include the MD&A as found in the Form 8-K/A filed on November 12, 2014. (See pages 20 to 26)
Growth, page 21
7.	We note your response to prior comment 7. Please revise to delete or clarify the phrase "long sustained growth trend" and avoid the implication that you are predicting success over a long period. On the one hand you refer in the first sentence to "rapid growth," while in the last sentence you indicate that it will take "significant time" to enter into arrangements to deploy booths in new locations. Also, as we noted previously, you discuss in your risk factors the difficulties you may have in growing or maintaining revenues from operations and the declining popularity of reality television programs.
The Form 8-K has been amended to delete the phrase "long sustained growth trend". (See page 21)

We trust you will find the foregoing to be in good order.  Please do not hesitate to contact the undersigned if you require any further information.
Yours truly,

CLARK WILSON LLP

Per:

/s/ Virgil Z. Hlus
Virgil Z. Hlus*
VZH/vzh
* Admitted to practice in: British Columbia; California